SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 11-K

FOR FISCAL YEAR ENDED DECEMBER 31, 2001

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: 1-8972

INDYMAC BANK, F.S.B. 401(k) PLAN

__________________________

INDYMAC BANCORP, INC.

(Exact name of registrant as specified in its charter)

155 North Lake Avenue, Pasadena, California 91101-7211

(Address of principal executive office)

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements

Filed as a part of this report on Form 11-K are the audited financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA as of and for the year ended December 31, 2001.

(b)	Exhibit

23. Consent of Independent Certified Public Accountants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

IndyMac Bank, F.S.B. 401(k) Plan (Name of Plan)

Date: June 28, 2002	By:	/s/ Scott Keys
	Name:	Scott Keys
	Title:	Executive Vice President, Chief Financial Officer

IndyMac Bank, F.S.B. 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

Report of Independent Auditors	1

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule of Assets (Held at End of Year)	9

Exhibit

Consent of Independent Auditors	10

Report of Independent Auditors

Benefit Committee
IndyMac Bank, F.S.B. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of IndyMac Bank, F.S.B. 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/  Ernst & Young LLP

Los Angeles, California
June 14, 2002

IndyMac Bank, F.S.B. 401(k) Plan

Statements of Net Assets Available for Benefits
As of December 31,

	2001	2000

Assets
Investments, at fair value	$23,205,775	$16,862,156
Receivables
Employer’s contributions	—	45,783
Participants’ contributions	—	164,958

Total receivables	—	210,741
Cash	414,630	—

Net assets available for benefits	$23,620,405	$17,072,897

The accompanying notes are an integral part of these statements.

IndyMac Bank, F.S.B. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31,

	2001	2000

Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(2,581,109)	$2,814,018
Interest	40,473	27,401
Capital gains distributions	352,797	218,111
Dividends	39,350	49,288

	(2,148,489)	3,108,818
Contributions:
Employer’s	1,881,219	1,134,414
Participants’	5,901,701	3,735,828
Rollovers	2,239,182	547,015

	10,022,102	5,417,257

Total additions	7,873,613	8,526,075
Deductions from net assets attributed to:
Distributions to participants	1,182,035	1,199,253
Administrative expenses	144,070	7,055

Total deductions	1,326,105	1,206,308

Net increase	6,547,508	7,319,767
Net assets available for benefits:
Beginning of year	17,072,897	9,753,130

End of year	$23,620,405	$17,072,897

The accompanying notes are an integral part of these statements.

INDYMAC BANK, F.S.B. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 and 2000

NOTE 1 — DESCRIPTION OF PLAN

IndyMac Bank, F.S.B., the wholly owned subsidiary of IndyMac Bancorp, Inc. (together, “the Company”) adopted the IndyMac Bank, F.S.B. 401(k) Plan (the “Plan”) for the benefit of the Company’s eligible employees. The Plan was established to provide continuation of the benefits provided pursuant to the Countrywide Credit Industries, Inc. 401(k) Plan for participants who transferred employment from Countrywide Credit Industries, Inc. to the Company on July 1, 1997, and to provide retirement savings benefits to new employees of the Company. Principal Life Insurance Company is the Plan administrator and recordkeeper.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of the Company and provides for retirement, disability, death and termination benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to 16% of annual compensation to a maximum of $10,500 of pre-tax annual compensation, as defined in the Plan. Effective January 1, 2002, the maximum amount was increased to $11,000 per year. Participants may also contribute amounts representing distributions from other qualified plans (“rollover contributions”). The Company may determine, at its discretion, employer matching contributions to be made. During the years ended December 31, 2001 and 2000, the Company contributed 75% of the first 3% of the annual compensation contributed by the participant and 25% of the second 3% of the annual compensation contributed by the participant to the Plan. During the years ended December 31, 2001 and 2000, the employer matching contribution was made with IndyMac Bancorp, Inc. common stock. Effective January 1, 2002, the employer matching contribution is made in cash.

PARTICIPANT ACCOUNTS

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations are based upon the number of units of the Plan in each participant’s account. Forfeited balances of terminated participants’ nonvested accounts are applied as employer contributions made in advance, and reduce the Company’s future contributions and administrative fees. Participants may transfer funds between any of their investment funds except their Countrywide Credit Industries, Inc. common stock fund, from which only transfers out are permitted. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant vests at the rate of 20% per year until becoming fully vested after 5 years of service.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employee contributions in any of several investment options. Investment options are described below.

Pooled Separate Accounts

Money Market — Monies are invested in high-quality, short-term commercial paper.

Government Securities — Monies are invested in fixed-income securities for which the principal and interest payments are guaranteed by the U.S. government or related entities.

Large Cap Stock Index — Monies are invested in 500 of the nation’s largest companies — the same ones found in the Standard & Poor’s 500 Stock Index (S&P 500).

Large Company Growth — Monies are invested in stocks of large seasoned companies with competitive advantages and histories of above-average performance.

Large Company Value — Monies are invested in stocks of larger companies that are deemed to be undervalued at the time of purchase.

Medium Company Growth — Monies are invested in stocks of medium-sized companies that are focused on growing their businesses.

Small Company Growth — Monies are invested in stocks of small companies that are in the development stage.

Mutual Funds

Vanguard Asset Allocation — This fund allocates assets among common stocks, bonds, and money-market instruments. It varies the asset mix according to the relative attractiveness of the asset classes.

Vanguard Growth & Income — This fund seeks a total return greater than that of the S&P 500 index on an annual basis.

INVESCO Dynamics — This fund invests primarily in common stocks of mid-sized U.S. companies with market capitalizations between $2 billion and $15 billion at the time of purchase.

T. Rowe Price Science & Tech — This fund normally invests at least 65% of assets in companies, both foreign and domestic, that seek to develop or use scientific and technological advances.

Putnam International Growth A — This fund normally invests at least 65% of assets in equity securities of companies located outside of the United States of America.

Common Stock

IndyMac Bancorp, Inc. Common Stock — Monies are invested in the common stock of IndyMac Bancorp, Inc.

PARTICIPANT NOTES RECEIVABLE

Participants may elect to borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000, or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

On separation from service, a participant may elect to receive an amount equal to the vested value of his or her account through a lump-sum distribution or equal, or nearly equal, payments made at least annually for a period not to exceed 15 years. If the participant has invested in the pooled funds, he or she may elect to receive distributions of whole shares of the pooled funds with fractional shares paid in cash.

FORFEITED ACCOUNTS

At December 31, 2001 and 2000, forfeited nonvested accounts totaled $189,732 and $252,516, respectively. These accounts will be used to reduce future employer contributions.

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION AND INCOME RECOGNITION

The Plan’s investments are stated at fair value. The value of each pooled separate account is determined at the close of each business day by Principal Life Insurance Company based on market values of the underlying investment securities. Common stocks are valued based upon the stock price at the last reported sales price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of underlying shares held by the Plan as of year-end. Money market funds and participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual method. Dividends are recorded on the ex-dividend date.

NOTE 3 — INVESTMENTS

The Plan’s investments are held in a trust fund administered by Principal Life Insurance Company. The fair values of the following individual investments at December 31, 2001 and 2000 represented 5% or more of the Plan’s net assets.

	December 31,
	2001		2000

Money Market	$5,457,390		$1,839,797
Government Securities	1,437,785		584,957	(1)
Large Cap Stock Index	1,856,232		1,641,567
Large Company Growth	1,038,300		944,923
Vanguard Growth & Income	1,776,856		1,413,343
IndyMac Bancorp, Inc. Common Stock	6,652,893		6,037,530
Countrywide Credit Industries, Inc. Common Stock	482,410	(1)	1,289,640

(1)	Balance represented less than 5% of Plan’s net assets

During the years ended December 31, 2001 and 2000, the Plan’s investments (including realized and unrealized gains and losses) appreciated (depreciated) in fair value as follows:

	2001	2000

Pooled separate accounts	$(337,968)	$(180,428)
Mutual funds	(828,961)	(828,783)
Common stock	(1,414,180)	3,823,229

	$(2,581,109)	$2,814,018

NOTE 4 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE 5 — TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated June 23, 1998 that the Plan qualifies under Section 401(b) of the Internal Revenue Code (IRC) and, therefore, the Plan is not subject to tax under present income tax law. The Benefits Committee is not aware of any course of action or events that have occurred that might adversely affect the Plan’s qualified status.

NOTE 6 — ADMINISTRATIVE EXPENSES

The Company pays fees for the investment management services for the Plan. These fees amounted to $96,483 and $58,672 for the years ended December 31, 2001 and 2000, respectively.

Supplemental Schedule

IndyMac Bank, F.S.B. 401(k) Plan
Schedule of Assets (Held at End of Year)
December 31, 2001

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value

Principal Life Insurance Company *	Money Market	$5,457,390
Principal Life Insurance Company *	Government Securities	1,437,785
Principal Life Insurance Company *	Large Cap Stock Index	1,856,232
Principal Life Insurance Company *	Large Company Growth	1,038,300
Principal Life Insurance Company *	Large Company Value	347,553
Principal Life Insurance Company *	Medium Company Growth	384,760
Principal Life Insurance Company *	Small Company Growth	271,964
Vanguard Group	Vanguard Asset Allocation	747,470
Vanguard Group	Vanguard Growth & Income	1,776,856
Invesco Family of Funds	INVESCO Dynamics	496,593
T. Rowe Price Funds	T. Rowe Price Science & Technology	797,095
Putnam Funds	Putnam International Growth A	728,533
IndyMac Bancorp, Inc. *	Common Stock	6,652,893
Countrywide Credit Industries, Inc.	Common Stock	482,410
Participant notes receivable	Rates range from 6.75% to 11.50%	729,941

Total		$23,205,775

*	Party-in-interest